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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                 SCHEDULE 13E-4
                                (AMENDMENT NO. 2)
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            NORTH COAST ENERGY, INC.
                              (Name of the Issuer)

                            North Coast Energy, Inc.
                        (Name of Person Filing Statement)

                     Series A 6% Convertible Preferred Stock
                 Series B Cumulative Convertible Preferred Stock
                        (Title of Classes of Securities)

                         658649207 (Series A Preferred)
                         658649405 (Series B Preferred)
                     (CUSIP Number of Classes of Securities)

                                   Garry Regan
                                1993 Case Parkway
                           Twinsburg, Ohio 44087-2343
                                 (216) 425-2330
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                            Michael D. Phillips, Esq.
                            Calfee, Halter & Griswold
                         1400 McDonald Investment Center
                               800 Superior Avenue
                              Cleveland, Ohio 44114
                                 (216) 622-8200

                                December 20, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)


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         This Statement amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed with the Securities and Exchange Commission (the "Commission") on December 20, 1996 by North Coast Energy, Inc., a Delaware corporation ("North Coast"), and as amended by Amendment No. 1 filed with the Commission on January 14, 1997, and relates to a conversion offer to issue additional shares of North Coast's Common Stock, $.01 par value per share ("Common Stock"), to convert the outstanding shares of North Coast's Series A 6% Convertible Preferred Stock ("Series A Preferred") and North Coast's Series B Cumulative Convertible Preferred Stock ("Series B Preferred"). The offer (the "Conversion Offer") is as follows:

         Series A Preferred -- A total of 5.0 shares of Common Stock will be issued to the holder of each share of Series A Preferred converted in connection with the Conversion Offer: each Series A Preferred share is convertible into 2.3 shares of Common Stock in accordance with its stated terms, and an additional
2.7 shares of Common Stock will be issued as to each Series A Preferred shares converted.

         Series B Preferred -- A total of 8.0 shares of Common Stock will be issued to the holder of each share of Series B Preferred converted in connection with the Conversion Offer: each Series B Preferred share is convertible into
5.75 shares of Common Stock in accordance with its stated terms, and an additional 2.25 shares of Common Stock will be issued as to each Series B Preferred share converted.

The Conversion Offer is made upon the terms and subject to the conditions set forth in the Offering Circular dated December 20, 1996 (the "Offering Circular"), the Conversion Notice and Letter of Transmittal dated December 20, 1996, (the "Letter of Transmittal") and Notice of Extension, which were annexed to and filed with the Schedule 13E-4 as Exhibits (a)(1), (a)(2) and (a)(8).

Item 8.  Additional Information.
--------------------------------

                  (e) On January 31, 1997, North Coast announced that it is extending the Conversion Offer until 5:00 p.m. Cleveland, Ohio time on February 28, 1997. On January 31, 1997, North Coast issued a press release announcing the extension. A copy of the press release is attached as Exhibit
(a)(9) hereto and is hereby incorporated herein by reference.

Item 9.  Material to Be Filed as Exhibits.
------------------------------------------

         Description
         -----------

                  +(a)(1) -         Offering Circular dated December 20, 1996.

                  +(a)(2) -         Form of Conversion Notice and Letter of
                                    Transmittal dated December 20, 1996.

                  +(a)(3) -         Form of Notice of Guaranteed Delivery.

                  +(a)(4) -         Form of Guidelines for Certification of
                                    Taxpayer Identification Number on
                                    Substitute Form W-9.

                  +(a)(5) -         Form of Letters from the Chairman of the
                                    Board of the Issuer to holders of Series A
                                    Preferred and Series B Preferred, dated
                                    December 20, 1996.

                  +(a)(6) -         Form of Press Release issued by the Company
                                    on December 20, 1996.*

                  +(a)(7) -         Press Release issued by the Company on
                                    January 2, 1997.*

                   (a)(8) -         Notice of Extension, dated January 31, 1997.

                   (a)(9) - Press Release issued by the Company in January 31, 1997.*

                   (b) -            Not applicable.

                   (c) -            Not applicable.

                   (d) -            Not applicable.

                   (e) -            Not applicable.

                   (f) -            Not applicable.

------------------------
*  Not mailed to holders.
+ Previously filed.


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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 31, 1997         North Coast Energy, Inc.



                                By   /s/ Charles M. Lombardy
                                  -----------------------------------
                                         Charles M. Lombardy
                                         Chief Executive Officer


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                                  EXHIBIT INDEX

Exhibit
Number                             Description
------                             -----------

+(a)(1) -                  Offering Circular dated December 20, 1996.

+(a)(2) -                  Form of Conversion Notice and Letter of Transmittal
                           dated December 20, 1996.

+(a)(3) -                  Form of Notice of Guaranteed Delivery.

+(a)(4) -                  Form of Guidelines for Certification of Taxpayer
                           Identification Number on Substitute Form W-9.

+(a)(5) -                  Form of Letters from the Chairman of the Board of
                           the Issuer to holders of Series A Preferred and Series B Preferred, dated December 20, 1996.

+(a)(6) -                  Form of Press Release issued by the Company on
                           December 20, 1996.*

+(a)(7) -                  Press Release issued by the Company on January 2,
                           1997.*

 (a)(8) -                  Notice of Extension, dated January 31, 1997.

 (a)(9) -                  Press Release issued by the Company on January 31,
                           1997.*

 (b) -                     Not applicable.

 (c) -                     Not applicable.

 (d) -                     Not applicable.

 (e) -                     Not applicable.

 (f) -                     Not applicable.

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* Not mailed to holders.
+Previously filed.